               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*


                    The Kroll-0'Gara Company
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 Par Value
_________________________________________________________________
                  Title of Class of Securities)


                           67083U 10 2
_________________________________________________________________
                         (CUSIP Number)

                         Jules B. Kroll
                        900 Third Avenue
                    New York, New York  10022
                         (212) 833-3221
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 1, 1997
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                            13D Page 2 of 4 Pages

CUSIP No.                                             67083U 10 2
_________________________________________________________________
1)   Names of Reporting Persons I.R.S. Identification Nos. of
     Above Persons

     Jules B. Kroll
_________________________________________________________________

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) [ ]
     (b) [ ]

     Not applicable.
_________________________________________________________________

3)   SEC Use Only
_________________________________________________________________

4)   Source of Funds (See Instructions)

     Not applicable.
_________________________________________________________________

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     Not applicable.
_________________________________________________________________

6)   Citizenship or Place of Organization

                    United States of America
 _______________________________________________________________
|                   |                                           |
| NUMBER OF SHARES  |  7) Sole Voting Power        3,684,991    |
| BENEFICIALLY      |___________________________________________|
| OWNED BY EACH     |  8) Shared Voting Power          -0-      |
| REPORTING PERSON  |___________________________________________|
| WITH              |  9) Sole Dispositive Power   3,684,991    |
|                   |___________________________________________|
|                   | 10) Shared Dispositive Power     -0-      |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,684,991
_________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)

     Not applicable.
_________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)

      27.5%
_________________________________________________________________

14)  Type of Reporting Person (See Instructions)
     IN
_________________________________________________________________

                                            13D Page 3 of 4 Pages

Item 1.   Security and Issuer

          This statement relates to the common stock, $.01 par value (the "Common Stock"), of The Kroll-O'Gara Company ("KOG"). The addresses of the principal executive offices of KOG are 9113 LeSaint Drive, Fairfield, Ohio 45014 and 900 Third Avenue, New York, New York 10022.


Item 2.   Identity and Background

          This statement is filed by Jules B. Kroll. Mr. Kroll's business address is 900 Third Avenue, New York, New York 10022. Mr. Kroll is the Chairman and Chief Executive Officer of KOG. During the past five years Mr. Kroll has not been convicted in a criminal proceeding, nor has Mr. Kroll been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kroll is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration

          Not applicable.  See Item 4 below.


Item 4.   Purpose of Transaction

          The shares of KOG stock which are the subject of this
Schedule 13D were received by Jules Kroll as a result of the merger of Kroll Holdings, Inc. into a wholly-owned subsidiary of The O'Gara Company. Contemporaneously with the merger The O'Gara Company changed its name to The Kroll-O'Gara Company.
Immediately following the merger, Mr. Kroll who previously was the Chairman of Kroll Holdings, Inc., became Chairman and Chief Executive Officer of KOG and the number of persons serving on the Board of Directors was expanded. KOG is contemplating a secondary offering of Common Stock subsequent to the merger in which Mr. Kroll may participate. Other than as described herein Mr. Kroll does not have any plans or proposals which relate to or would result in any of the actions identified in Item 4 of this Schedule.


Item 5.   Interest in Securities of the Issuer

          Jules Kroll beneficially owned 3,684,991 shares of KOG's Common Stock representing 27.0% of the class immediately subsequent to the merger. Mr. Kroll has engaged in no transaction in the Common Stock of KOG within the 60 days prior to the merger. Mr. Kroll has sole voting and dispositive power over all shares beneficially owned by him.








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                                            13D Page 4 of 4 Pages

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          None.


Item 7.   Material to be Filed as Exhibits

          Plan and Agreement to Merge, dated as of August 8, 1997, by and among The O'Gara Company, VDE, Inc., Kroll Holdings, Inc. and Jules B. Kroll incorporated by reference from KOG's Registration Statement on Form S-4, Registration No. 333-35845.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 8, 1998.                             \s\ Jules B. Kroll
                                        _________________________
                                              Jules B. Kroll







































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